NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the ?Exchange?
or the ?NYSE?) hereby notifies the SEC of its intention to remove the entire class of Common
Stock (the ?Common Stock?) of Chemtura Corporation
(the ?Company?) from listing and registration on the Exchange at the opening of business on November 27, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange?s action is being taken in view of the Company?s
October 26, 2009, announcement that the Company and all of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United
States Bankruptcy Code in the United States Bankruptcy
Court for the Southern District of New York.

The company had previously fallen below the NYSE?s continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, as well as average global market capitalization over a consecutive 30 trading day period of at least
$75 million and was in the process of submitting business plan materials for our review.

1. The Exchange?s Listed Company Manual (the ?LCM?), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an ?intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.?

2. The Exchange, on October 26, 2009, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 26, 2009.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the ?ticker? of the Exchange at the opening and at the close of the trading session on October 26, 2009 of the suspension of trading in the Common Stock. Similar information was included on the Exchange?s website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On October 26, 2009, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.